UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42581

Costamare Bulkers Holdings Limited
(Translation of registrant's name into English)

7 rue du Gabian
MC 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

EXHIBIT INDEX

99.1	Press Release Dated May 7, 2025: Costamare Bulkers Holdings Limited Debuts as Independent, Publicly Traded Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Costamare Bulkers Holdings Limited

Date: May 7, 2025	By:	/s/ Gregory G. Zikos
	Name:	Gregory G. Zikos
	Title:	Chief Executive Officer